================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                         -----------------------------
                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(CHECK ONE):  [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
              [ ] Form N-SAR

                   For Period Ended:            May 31, 2000

                         -----------------------------

       Nothing in this form shall be construed to verify that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.

                         -----------------------------

                        PART I.  REGISTRANT INFORMATION

                       AIRTECH INTERNATIONAL GROUP, INC.
                           (Full Name of Registrant)

        Former Name if Applicable: Interactive Technologies Corporation

       15400 Knoll Trail, Suite 200, Dallas, Texas                      75248
(Address of Principal Executive Office, Street and Number)            (Zip Code)

                         -----------------------------

                      PART II.  RULES 12b-25 (b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate) [ x ]

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribe due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                         -----------------------------

                             PART III.  NARRATIVE

       State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

       The Registrant has a registration statement on Form SB-2 filed and currently pending with the Securities and Exchange Commission. The Registrant has experienced delays in preparing its Form 10-KSB and related audited financial statements due to the necessity of including the financial statements and related financial information in both the Form 10-KSB and the registration statement. Therefore, the Registrant is requesting additional time to ensure that all reported information in both filings is consistent.

                         -----------------------------

                          PART IV.  OTHER INFORMATION

(1) The name and telephone number of the person to contact in regard to this notification is Mr.James R. Halter, Esq., at 972/960/9400.

(2) Have all other reports required under Section 13 or 15 (d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such reports been filed? If answer is no, identify reports.

       /X/ Yes       /  / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

       /X/ Yes      / / No

       Based upon the information available to Registrant at this time, the Registrant is unable to determine with any reasonable certainty the extent of any significant changes in results of operations.

       The Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                       By:  /s/ James R. Halter
                                            ---------------------------------
                                            Chief Financial Officer

                                       Date: August 29, 2000